March 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Laura Nicholson
Division of Corporation Finance

Re:	Seanergy Maritime Holdings Corp.
Registration Statement on Form F-1 (Registration No. 333-237328)

Dear Ms. Nicholson:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the U.S. Securities and Exchange Commission on March 20, 2020, as amended, be accelerated so that it will be made effective at 9:05 A.M. Eastern Time on March 31, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Sincerely yours,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

March 30, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Laura Nicholson

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1, as amended Originally filed March 20, 2020 File No. 333-237328

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as the underwriter of the proposed offering of Seanergy Martime Holdings Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:05 a.m., Eastern Time, on March 31, 2020, or as soon thereafter as is practicable.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name: Larry Glassberg Title: Partner & Senior Managing Director, Investment Banking